Exhibit 99.1

Centerpulse Ltd
Andreasstrasse 15
CH-8050 Zurich

Tel +41 (0) 1 306 96 96
Fax +41 (0) 1 306 96 97
	Media Release	www.centerpulse.com
Date	August 6, 2002
Page	1/1

The offers for Centerpulse remain unchanged

Zurich, August 6, 2003 – Centerpulse Ltd has taken note of the announcement made today by U.K-based Smith & Nephew that the company does not plan to increase its existing offer for Centerpulse. This announcement all but ensures that the timetable established by the Swiss Takeover Board will be maintained. The timetable foresees that the offer period for both Smith & Nephew and U.S.-based Zimmer Holdings, Inc. will expire on August 27.

As the period for additional bidders to enter the process ended on July 31, and subsequent to Smith & Nephew’s announcement, there remain two offers for Centerpulse.

The Board of Directors’ recommendation to shareholders will be made before expiration of the offer period.

SAFE HARBOR STATEMENTS UNDER THE U.S. PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. This release may contain forward-looking statements including, but not limited to, projections of future performance and regulatory approvals, subject to risks and uncertainties. These statements are subject to change based on known risks detailed from time to time in the Company’s Securities and Exchange Commission filings and other known and unknown risks and various other factors, which could cause the actual results or performance to differ materially from the statements made herein.

Media Inquiries:

Centerpulse Corporate Communications

Beatrice Tschanz

Mobile + 41 (0)79 407 08 78

Phone  +41 (0)1 306 96 46

Fax       +41 (0)1 306 96 51

E-mail:  press-relations@centerpulse.com

Investor Relations:
Suha Demokan	Marc Ostermann
Phone +41(0)1 306 98 25	Phone +41 (0)1 306 98 24
Fax +41(0)1 306 98 31	Mobile +41 (0)79 787 92 84
Mobile +41 (0)79 430 81 46	E-mail: investor-relations@centerpulse.com
E-mail: investor-relations@centerpulse.com

For bidding process:
Brunswick	Steve Lipin
Simon Holberton	Office: +1 212 333 38 10
Office: +44 20 7404 59 59	Mobile: +1 917 853 08 48
Mobile: +44 7974 98 2347

(Swiss Stock Market symbol: CEPN, New York Stock Exchange symbol: CEP)

Centerpulse news releases are available on the internet at: www.centerpulse.com.